                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )


                                 Novoste Corp.
                                 ------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   67010C100
                                   ---------
                                (CUSIP Number)


                             Andrew S. Paul, Esq.
                       c/o Tudor Investment Corporation
                        One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                (212) 602-6700
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 14, 1997
                               ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Investment Corporation
     TIN: 22-2514825
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [X ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         540,576
    EACH        -------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   540,576
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   540,576
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Paul Tudor Jones, II
   TIN:
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
-----------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         634,700
    EACH        -------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   634,700
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   634,700
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.5%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN
-----------------------------------------------------------------

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Raptor Global Fund Ltd.
    TIN:  n/a
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
-----------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         161,900
    EACH        -------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   161,900
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   161,900
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.9%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Raptor Global Fund L.P.
    TIN: 13-3735415
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-----------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         58,300
    EACH        -------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   58,300
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   58,300
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.7%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Tudor Arbitrage Partners L.P.
    TIN:  13-3496979
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-----------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         34,500
    EACH        -------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   34,500
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   34,500
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Tudor Global Trading LLC
    TIN:  13-3862744
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-----------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         34,500
    EACH        -------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   34,500
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   34,500
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
-----------------------------------------------------------------

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Tudor BVI Futures, Ltd.
   TIN: n/a
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    British Virgin Islands
-----------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         206,468
    EACH        -------------------------------------------------
 REPORTING         SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   206,468
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   206,468
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   The Upper Mill Capital Appreciation Fund Ltd.
   TIN:  n/a
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
-----------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         113,908
    EACH        -------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   113,908
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   113,908
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.3%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 67010C100
--------------------
-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Tudor Proprietary Trading, L.L.C.
   TIN:  13-3720063
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-----------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        0
    SHARES      -------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         59,624
    EACH        -------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON          0
    WITH        -------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   59,624
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   59,624
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.7%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
-----------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

     This Schedule 13D, dated October 22, 1997, relates to the common stock, par value $.01 per share ("Common Stock"), of Novoste Corp., a Florida corporation (the "Company"), filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP"), Tudor Global Trading LLC, a Delaware limited liability company ("TGT"), Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI"), Tudor Proprietary Trading, L.L.C. ("TPT") and The Upper Mill Capital Appreciation Fund Ltd., a company organized under the laws of the Cayman Islands ("Upper Mill", and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT, TPT and Tudor BVI, the "Reporting Persons").* The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

     The Company's principal executive offices are located at 4350-C International Boulevard, Norcross, Georgia 30093.


Item 2.  Identity and Background.
         -----------------------

     The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT, Tudor BVI, Upper Mill and TPT. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP and TGT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of each of Raptor Ltd., Tudor BVI and Upper Mill is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles. The business address of TPT is The Upper Mill, Kingston Road, Ewell, Surrey KT17 2AF, England.

     TIC is an international money management firm that provides investment advice to Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill, among others.

     Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

---------------
* For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

     Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, TPT and Upper Mill is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

     TGT is the sole general partner of TAP.

     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd., Tudor BVI, TPT or Upper Mill is set forth on Schedule I hereto and is incorporated by reference herein. TIC is the sole general partner of Raptor L.P.

     During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:


     On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alleged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, TPT and Upper Mill were acquired in open market purchases for cash. The sources of the funds used to purchase the shares of Common Stock by each of the Reporting Persons were (i) capital contributions to such Reporting Person,(ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons and (iii) cash borrowed pursuant to margin loans with Morgan Stanley & Co. Incorporated, which margin loans are secured by all of the shares of Common Stock.

Item 4.  Purpose of Transaction.
         ----------------------

     Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, TPT and Upper Mill initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

     Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock within the past sixty days.

     Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TGT and TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC, TPT and TGT.

     Based on the information contained in the Company's Form 10-Q for the quarter ended June 30, 1997 that there were 8,491,000 shares of Common Stock issued and outstanding as of July 30, 1997, each Reporting Person beneficially owns (or, with respect to TIC,

Mr. Jones and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and
(iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC, TAP, TGT, TPT and Mr. Jones) has the power to remove TIC as its investment advisor or general partner. Each of the Reporting Persons (other than TIC, TGT and Mr. Jones) expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC, Mr. Jones and TGT disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP, Tudor BVI, Upper Mill, TPT and, in the case of TIC and Mr. Jones, TGT.


Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities
         of the Issuer
         ------------------------------------------

         None.


Item 7.  Material to Be Filed as Exhibits
         --------------------------------

         (1)  Joint Filing Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 22, 1997


                                     TUDOR INVESTMENT CORPORATION



                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel



                                      \s\ Paul Tudor Jones, II
                                     ----------------------------
                                     Paul Tudor Jones, II



                                     THE RAPTOR GLOBAL FUND LTD.

                                     By: TUDOR INVESTMENT CORPORATION,
                                             Trading Advisor


                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel



                                     THE RAPTOR GLOBAL FUND L.P.

                                     By: TUDOR INVESTMENT CORPORATION,
                                             General Partner



                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel

                                     TUDOR ARBITRAGE PARTNERS L.P.

                                     By: TUDOR GLOBAL TRADING LLC,
                                             General Partner



                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel



                                     TUDOR GLOBAL TRADING LLC



                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel



                                     TUDOR BVI FUTURES, LTD.

                                     By: TUDOR INVESTMENT CORPORATION,
                                             Trading Advisor



                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel



                                     THE UPPER MILL CAPITAL
                                      APPRECIATION FUND LTD.

                                     By: TUDOR INVESTMENT CORPORATION,
                                             Sub-Investment Manager


                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel

                                     TUDOR PROPRIETARY TRADING, L.L.C.



                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel

                                                             Schedule I

                       EXECUTIVE OFFICERS AND DIRECTORS
                           OF THE REPORTING PERSONS

I.  TIC

     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                Principal Occupation/
Name                            Business Address
----                            ----------------

Paul Tudor Jones, II*           Chairman of the Board of Directors, Chief
                                Executive Officer of TIC.

Mark F. Dalton                  Director, President and Chief Operating Officer
                                of TIC.

James J. Pallotta               Director and Vice President of TIC.

David E. Allanson               Director of TIC.  Mr. Allanson trades in
Citizen of United               securities and other financial instruments
Kingdom                         for TPT and certain investment funds advised by
                                Tudor Capital (U.K.), L.P., both of which are located at The Upper Mill, Kingston Road, Ewell,
                                Surrey KT17 2AF, England.

Andrew S. Paul                  Director, Vice President, General Counsel and
                                Corporate Secretary of TIC.

Richard L. Fisher               Director of TIC. Mr. Fisher is Vice President of
                                Investments and Acquisitions and a Managing
                                Director of Dunavant Enterprises, Inc., 3797
                                Getwell Road, Memphis, TN 38118.

Mark Pickard                    Director, Vice President and Chief Financial
                                Officer of TIC.

Robert P. Forlenza              Director and Vice President of TIC.

---------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as set forth below, (ii) the business address of such person is c/o Inter Caribbean Services Ltd., (iii) such person is a citizen of the country set forth below and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                Principal Occupation/
Name                            Business Address
----                            ----------------
Inter Caribbean Services Ltd.   Director of Raptor Ltd.  The principal
Incorporated in British         place of business of Inter Caribbean
Virgin Islands                  Services Ltd. is c/o Curacao International Trust
                                Company N.V. ("CITCO"), Kaya Flamboyan 9,
                                Curacao, Netherlands Antilles.

Bernard A. Loze                 Director of Raptor Ltd.  Chairman and
Citizen of France               Chief Executive Officer of Loze et Associe, 43,
                                Avenue Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson                 Director of Raptor Ltd.  Chairman of
Citizen of France               European Investment Managers, c/o Harney,
                                Westwood & Riegels, P.O. Box 71, Road Town,
                                Tortola, British Virgin Islands, which is a consulting and money management firm.

Jean-Pierre Jacquemoud          Director of Raptor Ltd.  Attorney,
Citizen of Switzerland          Jacquemoud & Stanislas, 2, rue Bellow, Geneva
                                1206, Switzerland.

III.  TUDOR GLOBAL TRADING LLC

     The name and present principal occupation or employment of each executive officer of TGT is set forth below. Each of such persons holds identical titles for TIC and TGT. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                            Principal Occupation
----                            --------------------

Paul Tudor Jones, II*           Chairman of the Board of Directors, Chief
                                Executive Officer of TIC.

Mark F. Dalton                  Director, President and Chief Operating Officer
                                of TIC.

James J. Pallotta               Director and Vice President of TIC.

Andrew S. Paul                  Director, Vice President, General Counsel and
                                Corporate Secretary of TIC.

Mark Pickard                    Director, Vice President and Chief Financial
                                Officer of TIC.

Robert P. Forlenza              Director and Vice President of TIC.

---------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

IV.  TUDOR BVI

     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                Principal Occupation/
Name                            Business Address
----                            ----------------

Inter Caribbean Services Ltd.   Director of Tudor BVI. See information under
                                Raptor Ltd.

David P. d'Abrumenil            Director of Tudor BVI.
Citizen of United Kingdom       Chairman, Lionspring Enterprises Limited, 36
                                John Street, London WC1N 2AT, England, which is a financial consulting firm.

Jean-Pierre Jacquemoud          Director of Tudor BVI. See information under
                                Raptor Ltd.

Bernard A. Loze                 Director of Tudor BVI. See information under
                                Raptor Ltd.

Arpad A. Busson                 Director of Tudor BVI. See information under
                                Raptor Ltd.

Karl-Erbo G. Kageneck           Director of Tudor BVI. Attorney, TMW/AG,
                                Wittelsbacher Platz 1, Munich Germany 80333

V.  THE UPPER MILL CAPITAL APPRECIATION FUND LTD.

     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Upper Mill is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                Principal Occupation/
Name                            Business Address
----                            ----------------

Inter Caribbean Services Ltd.   Director of Upper Mill. See information under
                                Raptor Ltd.

Jean-Pierre Jacquemoud          Director of Upper Mill. See information under
                                Raptor Ltd.


Arpad A. Busson                 Director of Upper Mill. See information under
                                Raptor Ltd.

Karl-Erbo G. Kageneck           Director of Upper Mill. See information under
                                Tudor BVI.

Anthony J. Stocks               Director of Upper Mill. Managing Director,
                                Curacao International Trust Company N.V., Kaya
                                Flamboyan 9, Curacao, Netherlands Antilles, which provides administrative and other services to investment funds.

VI.  TUDOR PROPRIETARY TRADING, L.L.C.

     The name and present principal occupation or employment of each executive manager of TPT is set forth below. Each of such persons is a director or officer of TIC. The business address of each such person is c/o TIC at the address set forth under Item 2 of this Schedule 13D, with the exception of Mr. Allanson whose business address is c/o TPT at the address set forth under Item 2 of this Schedule 13D. Each such person is a citizen of the United States, with the exception of Mr. Allanson who is a citizen of the United Kingdom. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                            Principal Occupation
----                            --------------------

Paul Tudor Jones, II*           Chairman of the Board of Directors, Chief
                                Executive Officer of TIC.

Mark F. Dalton                  Director, President and Chief Operating Officer
                                of TIC.

James J. Pallotta               Director and Vice President of TIC.

Andrew S. Paul                  Director, Vice President, General Counsel and
                                Corporate Secretary of TIC.

David E. Allanson               Director of TIC and Vice President of TPT.

Mark Pickard                    Director, Vice President and Chief Financial
                                Officer of TIC.

Robert P. Forlenza              Director and Vice President of TIC.

---------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

                                                             Schedule II

                                 TRANSACTIONS

     All shares of Common Stock were purchased or sold in open market transactions for cash.

Tudor BVI
---------

Date         Transaction    # Shares      $/Share
----         -----------    --------      -------

9/29/97      Purchase        7,900        $16.2188
10/1/97      Purchase        7,700        $16.2500
10/3/97      Purchase       31,500        $16.7500
10/6/97      Purchase       18,900        $17.3979
10/8/97      Purchase        8,100        $17.5000
10/9/97      Purchase       17,400        $17.7500
10/13/97     Purchase       15,600        $17.7604
10/13/97     Purchase       12,600        $17.7604
10/13/97     Purchase       15,700        $17.6875
10/14/97     Purchase        5,068        $18.1404
10/14/97     Purchase        3,100        $18.2500
10/16/97     Purchase       58,200        $19.2500
10/17/97     Purchase        1,600        $18.1875
10/17/97     Purchase        3,100        $18.3750

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  206,468

Raptor L.P.
-----------

Date         Transaction    # Shares      $/Share
----         -----------    --------      -------
9/29/97      Purchase        3,100        $16.2188
10/1/97      Purchase        3,000        $16.2500
10/3/97      Purchase       12,300        $16.7500
10/6/97      Purchase        7,400        $17.3979
10/8/97      Purchase        3,200        $17.5000
10/9/97      Purchase        6,800        $17.7500
10/13/97     Purchase        6,100        $17.7604
10/13/97     Purchase        3,400        $17.6875
10/14/97     Purchase        1,100        $18.1404
10/14/97     Purchase          700        $18.2500
10/16/97     Purchase       10,200        $19.2500
10/17/97     Purchase          300        $18.1875
10/17/97     Purchase          700        $18.3750

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  58,300

TAP
---

Date         Transaction    # Shares      $/Share
----         -----------    --------      -------

9/26/97      Purchase       21,300        $16.3668
9/26/97      Purchase          800        $16.2917
9/29/97      Purchase          900        $16.2188
10/1/97      Purchase          900        $16.2500
10/3/97      Sale           19,400        $16.7500
10/3/97      Purchase        4,800        $16.7500
10/6/97      Purchase        4,300        $17.3979
10/8/97      Purchase        3,600        $17.5000
10/9/97      Purchase        4,000        $17.7500
10/13/97     Purchase        3,700        $17.7604
10/13/97     Purchase        2,000        $17.6875
10/14/97     Purchase          600        $18.1404
10/14/97     Purchase          400        $18.2500
10/16/97     Purchase        6,000        $19.2500
10/17/97     Purchase          200        $18.1875
10/17/97     Purchase          400        $18.3750

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  34,500

Raptor Ltd.
-----------

Date         Transaction    # Shares      $/Share
----         -----------    --------      -------

9/29/97      Purchase        8,100        $16.2188
10/1/97      Purchase        8,400        $16.2500
10/3/97      Purchase       34,600        $16.7500
10/6/97      Purchase       20,700        $17.3979
10/8/97      Purchase        8,700        $17.5000
10/9/97      Purchase       18,800        $17.7500
10/13/97     Purchase       17,000        $17.7604
10/13/97     Purchase        9,400        $17.6875
10/14/97     Purchase        3,100        $18.1404
10/14/97     Purchase        1,900        $18.2500
10/16/97     Purchase       28,300        $19.2500
10/17/97     Purchase        1,000        $18.1875
10/17/97     Purchase        1,900        $18.3750

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  161,900

Upper Mill
----------

Date         Transaction    # Shares      $/Share
----         -----------    --------      -------

9/26/97      Purchase       54,700        $16.3668
9/26/97      Purchase        2,200        $16.2917
10/3/97      Sale           49,700        $16.7500
10/3/97      Purchase          900        $16.7500
10/6/97      Purchase        3,200        $17.3979
10/8/97      Purchase        1,400        $17.5000
10/9/97      Purchase        3,000        $17.7500
10/13/97     Purchase       21,950        $17.7604
10/13/97     Purchase       12,250        $17.6875
10/14/97     Purchase        3,983        $18.1404
10/14/97     Purchase        2,450        $18.2500
10/16/97     Purchase       53,950        $19.2500
10/17/97     Purchase        1,175        $18.1875
10/17/97     Purchase        2,450        $18.3750

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  113,908

Tudor Proprietary Trading, L.L.C.
---------------------------------

Date         Transaction    # Shares      $/Share
----         -----------    --------      -------
10/13/97     Purchase       13,050        $17.7604
10/13/97     Purchase        7,250        $17.6875
10/14/97     Purchase        2,349        $18.1404
10/14/97     Purchase        1,450        $18.2500
10/16/97     Purchase       33,350        $19.2500
10/17/97     Purchase          725        $18.1875
10/17/97     Purchase        1,450        $18.3750

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  59,624

EXHIBIT INDEX
-------------


Exhibit No.             Description
-----------             -------------------

   (1)                  Joint Filing Statement

                                                             EXHIBIT 1


                            JOINT FILING AGREEMENT


     Pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the Schedule 13D and any amendments thereto, relating to the Common Stock, par value $.01 per share, of Novoste Corporation and the inclusion of this Joint Filing Agreement as an Exhibit to such Joint Filings. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

Dated:  October 22, 1997



                                     TUDOR INVESTMENT CORPORATION



                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel



                                      \s\ Paul Tudor Jones, II
                                     ----------------------------
                                     Paul Tudor Jones, II



                                     THE RAPTOR GLOBAL FUND LTD.

                                     By: TUDOR INVESTMENT CORPORATION,
                                             Trading Advisor


                                         By:   \s\ Andrew S. Paul
                                            ---------------------
                                         Name:  Andrew S. Paul
                                         Title: Vice President &
                                                General Counsel

                                     THE RAPTOR GLOBAL FUND L.P.

                                     By: TUDOR INVESTMENT CORPORATION,
                                             General Partner


                                         By:   \s\ Andrew S. Paul
                                            ---------------------
                                         Name:  Andrew S. Paul
                                         Title: Vice President &
                                                General Counsel



                                     TUDOR ARBITRAGE PARTNERS L.P.

                                     By: TUDOR GLOBAL TRADING LLC,
                                             General Partner



                                         By:   \s\ Andrew S. Paul
                                         ------------------------
                                         Name:  Andrew S. Paul
                                         Title: Vice President &
                                                General Counsel



                                     TUDOR GLOBAL TRADING LLC



                                     By:   \s\ Andrew S. Paul
                                        -------------------------
                                     Name:  Andrew S. Paul
                                     Title: Vice President &
                                            General Counsel



                                     TUDOR BVI FUTURES, LTD.

                                     By: TUDOR INVESTMENT CORPORATION,
                                             Trading Advisor



                                         By:   \s\ Andrew S. Paul
                                            ---------------------
                                         Name:  Andrew S. Paul
                                         Title: Vice President &
                                                General Counsel

                                     THE UPPER MILL CAPITAL
                                       APPRECIATION FUND LTD.

                                     By: TUDOR INVESTMENT CORPORATION,
                                             Sub-Investment Manager


                                         By:   \s\ Andrew S. Paul
                                            ---------------------
                                         Name:  Andrew S. Paul
                                         Title: Vice President &
                                                General Counsel



                                     TUDOR PROPRIETARY TRADING, L.L.C.



                                         By:   \s\ Andrew S. Paul
                                         ------------------------
                                         Name:  Andrew S. Paul
                                         Title: Vice President &
                                                General Counsel